RS Variable Products Trust
Sub-Item 77M

On November 30, 2009, RS Large Cap Alpha VIP Series acquired the assets and liabilities of RS Large Cap Value VIP Series through a tax-free merger pursuant to a plan of reorganization approved by the Board of Trustees. Shareholders of RS Large Cap Value VIP Series approved the merger at a meeting held on November 23, 2009.